UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the period from April 1, 2013 (inception) to December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
ONESUBSEA LLC RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:
CAMERON INTERNATIONAL CORPORATION
1333 West Loop South, Suite 1700
Houston, Texas 77027

Financial Statements and Supplemental Schedule

OneSubsea LLC Retirement Savings Plan
As of December 31, 2013 and for the period from April 1, 2013 (inception) to December 31, 2013

OneSubsea LLC Retirement Savings Plan
Financial Statements and Supplemental Schedule
As of December 31, 2013 and for the period from April 1, 2013 (inception) to December 31, 2013

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and OneSubsea Benefits Committee
OneSubsea LLC Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the OneSubsea LLC Retirement Savings Plan (the "Plan"), as of December 31, 2013, and the related statement of changes in net assets available for benefits for the period April 1, 2013 (inception) to December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in its net assets available for benefits for the period April 1, 2013 (inception) to December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2013 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 /s/ Doeren Mayhew

Houston, Texas
June 27, 2014

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OneSubsea LLC Retirement Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2013

Assets:
Net unsettled sales of investments	$83,402
Notes receivable from Plan participants	2,356,465
Investments, at fair value	116,047,221
Net assets reflecting all investments at fair value	118,487,088

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(146,534)
Net assets available for benefits	$118,340,554

The accompanying notes are an integral part of these statements.

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OneSubsea LLC Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the period April 1, 2013 (inception) to December 31, 2013

Additions:
Employer contributions	$5,997,145
Employee contributions	5,397,825
Rollover contributions	378,922
Interest on notes receivable from Plan participants	97,173
Net appreciation in fair value of investments	6,626,591
Dividends	2,368,833
Transfers in from qualified plan	106,539,787
Total additions	127,406,276

Deductions:
Administrative fees	49,258
Benefits paid to participants	4,081,114
Transfers out to qualified plan	4,935,350
Total deductions	9,065,722

Net increase in net assets available for benefits	118,340,554

Net assets available for benefits at: Beginning of year	–
End of year	$118,340,554

The accompanying notes are an integral part of these statements.

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OneSubsea LLC Retirement Savings Plan

Notes to Financial Statements

1. Description of the Plan

OnseSubsea LLC Retirement Savings Plan (the "Plan"), was formed for the benefit of the employees of OneSubsea LLC (the "Company" or "Plan Sponsor"), a joint venture managed by Cameron International Corporation ("Cameron").  Effective April 1, 2013, all Cameron Subsea division employees' existing balances in the Cameron International Corporation Retirement Savings Plan ("Cameron Plan"), totaling $102,196,814, were transferred to the newly created plan.  Subsequent to April 1, 2013, movement of employees between Cameron and the Company resulted in $4,342,973 of transfers into the Plan from the Cameron Plan and transfers of $4,935,350 out of the Plan into the Cameron Plan.

The Plan is a contributory, defined contribution plan with cash or deferred provisions as described in Section 401(k) of the Internal Revenue Code ("IRC"). All employees of the Company are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan participants can elect to make pretax contributions to the Plan of 1% to 50% of their compensation each payroll period not to exceed the annual limit specified by section 402(g) of the IRC.  Eligible employees initially employed or reemployed by the Company on or after September 30, 2013 are deemed to have elected to defer an amount equal to 6% of their compensation effective as of the first day of employment, subject to future change.  The Company matches 100% of the employee contributions up to a maximum of 6% and provides an additional nondiscretionary retirement contribution equal to 3% of each eligible employee's pay.

Participants are 100% vested in the Company's matching contributions.  Retirement and profit sharing contributions become 100% vested upon completion of three years of service. Contributions are allocated among the fund options based on employee elections. Amounts which are forfeited due to termination of employment reduce the future retirement contributions of the Company. During the period from April 1, 2013 (inception) to December 31, 2013, forfeited nonvested accounts totaling $20,641 were used to reduce employer contributions.

Participants who attain age 50 during the Plan year and who have made the maximum permitted contributions to the Plan for such Plan year may also make additional "catch-up contributions" limited to a specified amount each year.  Catch-up contributions are 100% vested. There is no matching contribution made for catch-up contributions.

Any participant who is receiving compensation other than severance pay from the Company and who has not had an outstanding loan from the Plan for at least one month may apply for a loan from the Plan. Any loan granted to such a participant shall be deemed an investment made for such participant's benefit and shall be held and reflected in the separate accounts of such participant as a charge against their account for the principal amount of the loan. The interest rate charged on the loan is a fixed rate for the term of the loan as determined by the Company in the year of issuance.  Loans may be made for up to five years, unless the loan is for the purchase of a primary residence, in which case the loan may extend for up to ten years from issuance.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their retirement and profit sharing contributions.

More detailed information about the Plan, including the funding, vesting and benefit provisions, is contained in the Summary Plan Description. A copy of this pamphlet is available at the Company's corporate office.

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2. Significant Accounting Policies

Accounting Principles

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

As required under generally accepted accounting principles, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

Employer matching, retirement and profit sharing contributions and employee contributions are recorded in the period in which the related employee services are rendered.

Purchases and sales of securities are recorded on a trade-date basis.

Dividends are recorded as of the ex-dividend date.

Benefit payments to participants are recorded upon distribution.

Administrative expenses are expensed as incurred and paid by the Plan.

Notes receivable from Plan participants consist of monies borrowed by participants from their own account balances. Repayments of principal and interest are allocated to the participants' account balances based on the participants' current investment elections. Notes receivable from Plan participants are reported at their current outstanding principal balance, which approximates fair value.

Fair Value Measurements

Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  Level 2 measurements include observable inputs other than quoted prices in active markets for identical assets and liabilities.

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual and money market funds are valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective trusts are valued at the unit of participation value of shares held by the Plan at year end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although management of the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan's policy is to disclose transfers between levels based on valuations at the end of the reporting period.

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The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2013:

	Level 1	Level 2	Total

Mutual funds:
U.S. equity funds	$40,158,592	$–	$40,158,592
Non-U.S. equity funds	7,887,218	–	7,887,218
U.S. bond funds	9,613,085	–	9,613,085
Non-U.S. bond fund	292,106	–	292,106
Blended equity and bond funds	24,489,545	–	24,489,545
Common stocks	23,121,361	–	23,121,361
Collective trusts:
Money market fund	–	10,485,314	10,485,314
Investments, at fair value:	$105,561,907	$10,485,314	$116,047,221

Risks and Uncertainties

The Plan provides for various investments which, in general, are exposed to interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and individual participant account balances.

3. Investments

The following investments represent 5% or more of the Plan's net assets as of December 31, 2013:

Cameron International stock	$23,121,361
American Funds Washington Mutual Fund R6	11,690,486
T. Rowe Price Stable Value Fund	10,485,314
Vanguard LifeStrategy Growth Fund	8,028,748
Vanguard Total Bond Market Index Fund Investor Shares	8,852,923
American Funds AMCAP R6	8,552,017
Vanguard LifeStrategy Moderate Growth Fund	9,816,821
Vanguard Small-Cap Value Index Fund Investor Shares	7,525,485
Vanguard Small-Cap Growth Index Fund Investor Shares	6,667,707
American Funds Euro Pacific Growth Fund R6	6,236,357

The following table presents the net appreciation (depreciation) of Plan investments for the period April 1, 2013 (inception) to December 31, 2013, by investment type:

Mutual funds	$8,766,867
Cameron International stock	(2,140,276)
$6,626,591

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4. Income Tax Status

The Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan continues to be qualified.

Accounting principles generally accepted in the United States of America require the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there have been no audits to date.

5. Subsequent Events

The Plan Sponsor has evaluated subsequent events through June 27, 2014, which is the date these financial statements were filed with U.S. Securities and Exchange Commission.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 to the respective Forms 5500:

Net assets available for benefits per the financial statements	$118,340,554
Adjustment from contract value to fair value	146,534
Net assets available for benefits per Form 5500	$118,487,088

The following is a reconciliation of the net appreciation in fair value of investements per the financial statements for the period April 1, 2013 (inception) to December 31, 2013 to the respective Forms 5500:

Net appreciation in fair value of investments per the financial statements	$6,626,591
Adjustment from contract value to fair value at December 31, 2013	146,534
Net appreciation in fair value of investments per Form 5500	$6,773,125

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Supplemental Schedule
OneSubsea LLC Retirement Savings Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

EIN: 32-0401809 PN: 001

December 31, 2013

Identity of Issuer	Description of Investment	Current Value

*Cameron International Corporation Stock	Common Stock	$23,121,361

*T. Rowe Price	Stable Value Fund	10,485,314
American Century	Instl-Adj Bond Fund	760,162
American Funds	AMCAP R6	8,552,017
American Funds	Capital World Bond Fund R6	292,106
American Funds	Euro Pacific Growth Fund R6	6,236,357
American Funds	Washington Mutual Fund R6	11,690,486
Dimensional Group	DFA Emerging Markets Portfolio	1,028,029
Vanguard	Life Strategy Conservative Growth Fund	5,155,311
Vanguard	LifeStrategy Growth Fund	8,028,748
Vanguard	LifeStrategy Income Fund	1,488,665
Vanguard	LifeStrategy Moderate Growth Fund	9,816,821
Vanguard	Small-Cap Growth Index Fund Investor Shares	6,667,707
Vanguard	Small-Cap Value Index Fund Investor Shares	7,525,485
Vanguard	Total Bond Market Index Fund Investor Shares	8,852,923
Vanguard	Total Int'l Stock Index Fund Investor Shares	622,832
Vanguard	Total Stock Market Index Fund Investor Shares	5,722,897

*Notes receivable from participants	Interest rates ranging from 4.77% to 6.76% with varying maturity dates	2,356,465
		$118,403,686

*Party-in-interest

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SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the OneSubsea Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ONESUBSEA LLC
RETIREMENT SAVINGS PLAN

/s/ Lisa Curtis
By:  Lisa Curtis
Member of the OneSubsea Benefits Committee

Date: June 27, 2014

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EXHIBIT INDEX

Exhibit Number	Description

23.1
Consent of Doeren Mayhew to the incorporation by reference into the Registration Statement (File No. 33-189589) on Form S-8 of Cameron International Corporation of its report, dated June 27, 2014, with respect to the audited financial statements of the OneSubsea LLC Retirement Savings Plan as of December 31, 2013